UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Blount International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

095180105

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

August 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095180105		13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,985,029

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,985,029

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,985,029

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 095180105		13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,297,855

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,297,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,297,855

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.6%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105		13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,168,576

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,168,576

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,168,576

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105		13D

1	Name of Reporting Person. P2 Capital Master Fund IX, L.P. I.R.S. Identification No. of Above Person (Entities Only). 80-0938575

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,518,598

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,518,598

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,518,598

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105		13D

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,985,029

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,985,029

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,985,029

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.2%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed February 22, 2013 (as amended by Amendment No. 1 thereto, filed July 19, 2013), by and on behalf of P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”), P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund IX, L.P., a Delaware limited partnership (“Master Fund IX” and, together with Master Fund I and Master Fund VI, the “Funds”), and Claus Moller, a citizen of Denmark (all preceding persons are the “Reporting Persons”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and replaced by the following:

This statement is being filed by and on behalf of the Reporting Persons.  The address of the principal office of each of the above Reporting Persons is 590 Madison Avenue, 25th Floor, New York, NY 10022.

The Funds are principally involved in the business of investing in securities.  The Manager is principally involved in the business of providing investment advisory and investment management services to the Funds and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Funds.  Mr. Moller is the managing member of the Manager.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced by the following:

The source of funds for the purchases of Shares reported on herein was the general working capital of the respective purchasers, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

As of August 8, 2013, Master Fund I had invested $19,539,308 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VI had invested

$32,476,604 (excluding brokerage commissions) in the Shares of the Issuer and Master Fund IX had invested $42,259,069 (excluding brokerage commissions) in the Shares of the Issuer.

Item 5.	Interest in Securities of Issuer.

Item 5 is hereby amended and replaced by the following:

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on August 8, 2013, Master Fund I beneficially owned an aggregate of 1,297,855 Shares, representing approximately 2.6% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 2,168,576 Shares, representing approximately 4.4% of the outstanding Shares and Master Fund IX beneficially owned an aggregate of 3,518,598 Shares, representing approximately 7.1% of the outstanding Shares.  As of the close of business on August 8, 2013, each of the Manager and Mr. Moller may be deemed to beneficially own 6,985,029 Shares of Common Stock, in the aggregate, which represented approximately 14.2% of the outstanding Shares.  All percentages set forth in this paragraph are based on 49,219,560 Shares of Common Stock outstanding (as of May 1, 2013), which number of Shares of Common Stock is based upon the Issuer’s Report on Form 10-Q filed on May 7, 2013 for the quarter ended March 31, 2013.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially and directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  Master Fund I, Master Fund VI and Master Fund IX each disclaim beneficial ownership of the Shares held directly by the other.

(c) Except as set forth above or in Schedule I, no Reporting Person has effected any transaction in Shares since the date of the most recent filing of Schedule 13D (i.e., the date of the filing of Amendment No. 1 to this Schedule 13D).

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2013

P2 CAPITAL MASTER FUND I, L.P.			P2 CAPITAL MASTER FUND VI, L.P.

By:		P2 Capital Partners, LLC, as Investment Manager	By:		P2 Capital Partners, LLC, as Investment Manager

	By:	s/Claus Moller		By:	s/Claus Moller
		Name: Claus Moller			Name: Claus Moller
		Title: Managing Member			Title: Managing Member

P2 CAPITAL MASTER FUND IX, L.P.			P2 CAPITAL PARTNERS, LLC

By:		P2 Capital Partners, LLC, as Investment Manager

	By:	s/Claus Moller		By:	s/Claus Moller
		Name: Claus Moller			Name: Claus Moller
		Title: Managing Member			Title: Managing Member

CLAUS MOLLER

s/Claus Moller

Schedule I

TRANSACTIONS SINCE THE DATE OF THE MOST RECENT FILING OF SCHEDULE 13D BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares of the Issuer’s Common Stock effected since the date of the most recent filing of Schedule 13D (i.e., the date of the filing of Amendment No. 1 to this Schedule 13D) by any of the Reporting Persons.  The transactions occurred on the open market and the reported price per Share excludes brokerage commissions.

Shares Purchased/(Sold) by Manager on behalf of Master Fund IX

Number of Shares Purchased/(Sold)	Price Per Share	Date
25,000	$11.1800	8/07/13
125,000	$11.6968	8/07/13
715,000	$11.4553	8/07/13
600,000	$11.9093	8/08/13
500,000	$11.4993	8/08/13